UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Exact name of registrant as specified in its charter)

No. 23-1, Shenzun Rd., Shengang Dist.
Taichung City 429014, Taiwan (R.O.C.)

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

PIPE Financing

On March 27, 2026, Agencia Comercial Spirits Ltd (the “Company”) entered into a securities purchase agreement (the “SPA”) with certain individuals and entities named therein (each, a “PIPE Investor” and collectively, the “PIPE Investors”). Pursuant to the SPA, the PIPE Investors agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the PIPE Investors, an aggregate of 2,910,000 Class A ordinary shares, par value US$0.00004 per share (the “Class A Ordinary Shares”) through a private investment in public equity (“PIPE”), for a purchase price of US$5.00 per share (the “Offering Price”), resulting in aggregate gross proceeds of US$14,550,000 for all PIPE Investors, on the terms and subject to the conditions set forth therein (the “PIPE Financing”). The closing of the PIPE is subject to the satisfaction of certain customary closing conditions as stipulated in the SPA.

The Company intends to use the net proceeds from the PIPE Financing to develop AI computing center related business, including but not limited to establishing infrastructure in the United States, Japan and Southeast Asia.

The foregoing descriptions of the Securities Purchase Agreements do not purport to be complete and are subject to and qualified in their entirety by reference to the Form of Securities Purchase Agreement, which is filed as Exhibit 99.1 to this report on Form 6-K.

The private placement of the Class A Ordinary Shares under the Securities Purchase Agreements was undertaken in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and/or Rule 506 of Regulation D or Regulation S promulgated thereunder.

This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of any such state or jurisdiction.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: March 30, 2026	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

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